Mail Stop 4561

      December 12, 2005




William P. Angrick, III
Chief Executive Officer
Liquidity Services, Inc.
2131 K Street, N.W.  4th Floor
Washington, D.C.  20037

Re:	Liquidity Services, Inc.
      Registration Statement on Form S-1
      Filed November 14, 2005
      File No. 333-129656

Dear Mr. Angrick:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General

1. Please provide us support for comparative factual assertions and for management`s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, "We are the leading online auction marketplace for wholesale, surplus and salvage assets" on page 1. In addition, revise the filing to disclose the basis for your characterization of "leading". For example, are you the leader based on revenues, products offered, or some other measure?

2. Please provide us copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.
For example, we note that you cite D.F. Blumberg Associates, Inc.
and
International Data Corporation.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

5. Please balance this disclosure with a summary of the most significant risks associated with your company and this offering.

6. Please revise to state the percentage of revenues you receive from each of your segments.

Risk Factors, page 11

7. Please avoid using generic conclusions such as "materially adversely affected" and "negatively affected" when describing the
risks` effects.   Replace this, and similar language, with
specific
disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

8. Please include a risk factor that discusses your inventory risk and credit risk under the profit sharing revenue model.

We depend on contracts with..., page 11

9. Please disclose whether you have ever failed to satisfy the performance benchmarks since the contract was executed.

If we fail to manage our growth effectively, our operating results..., page 12

10. Please revise to specifically explain how your growth "places a significant strain on our management systems and resources."

Because we have a limited operating history in a rapidly evolving industry..., page 13

11. We note you have presented different risks in this risk factor, including the risk of a limited operating history and risks that are frequently encountered by early stage companies in rapidly evolving industry. Please consider separating these two risks. Additionally, some of these risks are repeated in other risk factors. Please delete all redundancies.

If we do not respond to rapid technology changes or upgrade our systems..., page 14

12. We note your statement that the expansion and improvement of your systems and infrastructure require you to commit substantial financial, operational and technical resources. Please revise to quantify the amount of financial resources that is required to expand and improve your systems and infrastructure.

A significant interruption in the operations of our customers service system..., page 15

13. Please tell us whether you have any reason to believe that your
DoD warehouse distribution center may be re-configured or reduced as a results of DoD`s Base Relocation and Closure initiatives.

Our inability to use software licensed... , page 16

14. Please revise to further explain this risk. Specifically identify the open software you use for no charge and identify the purpose of the software.

Unfavorable government audit results could force us to adjust previously reported operating results..., page 17

15. Please revise to disclose whether you have been subject to an unfavorable government audit.

Our international operations subject us to additional risks and challenges..., page 18

16. Please quantify the percentage of your revenues that are derived from your foreign operations.

Fraudulent activities involving our website and disputes..., page
21

17. Your current disclosure does not provide enough facts to convey the risk. Please revise to make your disclosure relating to this risk factor more specific. For example, specifically describe the "fraudulent and unlawful activities" you reference in the second sentence under this heading.

Purchasers in this offering will experience immediate and substantial dilution..., page 23

18. Please revise to quantify the amount investors will be diluted assuming the exercise of the outstanding options and warrants.

We do not expect to pay any dividends on our common stock for the foreseeable future, page 24

19. Explain why the fact that you do not intend to pay dividends makes this offering speculative or risky. Alternatively, you may delete this risk factor.

Use of Proceeds, page 27

20. You indicate that a portion of the proceeds may be used for possible future acquisitions that are related to your business.
Please further describe the nature of the businesses sought.  See
Instruction 6 to Item 504 of Regulation S-K.

21. We note that you will use a portion of the proceeds from this offering for debt repayment. Please revise your disclosure to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 28

22. Please remove cash and cash equivalents from your capitalization table.

Selected Consolidated Financial Data, page 31

23. Reference is made to your disclosure of gross merchandise value as supplemental operating data. As noted in EITF 99-19, voluntary disclosure of gross transaction volume is permissible, provided that the amounts are not characterized as revenues or sales. Currently your description of this metric indicates it is a measure of total sales value and its relation to revenue recognized in your financial statements. This is more akin to a non-GAAP measure versus an operating measure under FR-65. Accordingly if you are using gross merchandise value as an operating metric of your gross merchandise volume, you should revise accordingly to clarify.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 35

24. We note your plan to do a number of things. For example, you state in the last paragraph on page 12 that you "plan to expand our operations by developing new or complementary services, products, or trading formats and enhancing the breadth and depth of our value added services." Further, we note the discussion of your growth strategies beginning on page 3. Please revise to disclose the estimated timing of these events, an estimate of the cost for each activity and how you plan to finance these activities.

Overview, page 35

25. We note that you use two primary transaction models. Please revise to indicate the percentage of total revenues that is derived from each model. In this regard, we note your disclosure on page F-
10. Further, revise to quantify all commissions. For example, please provide the range of commissions you pay to sellers based on a consignment transaction model. Finally, please disclose the percentage of total revenues that is derived from buyer commissions.

26. Please disclose how the purchase price is determined in the profit sharing model. In particular, please briefly describe the extent of the discount, if any, from estimated fair market value. Please provide similar disclosure in the Business section on page 67.

27. Please expand your overview to discuss industry-wide trends that management considers important to the success of your business.
Refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Our Seller Agreements, page 36

28. Please clarify whether the percentage of revenue figures provided for the surplus contract include buyer commissions paid in these transactions.

29. Please revise to disclose that you were required to pay DRMS
$5,693,613 for the right to manage the operations and remarket scrap material in connection with the Scrap Contract. In this regard, we note your disclosure on page F-14.

Total Registered Buyers, page 38

30. Please briefly describe how a person becomes a registered buyer.

Non-GAAP Financial Measures, page 6, page 31, page 38

31. We note your presentation of adjusted net income. Please advise us how you considered Item 10(e) of Regulation S-K which states that non-GAAP measures should not use titles that are confusingly similar to GAAP financial measures.

32. In your description of why EBITDA and adjusted EBITDA are useful measures to investors, you emphasize the non-cash impact of these adjustments. To the extent you are also using EBITDA and adjusted EBITDA as a measure of your liquidity you should clarify this and include presentation of the three major categories of the statement of cash flows. Further, clarify why compensation expense is not related to the core operating performance of your business. We are unclear of the basis for an adjustment solely on the form of consideration.

Stock-Based Compensation, page 43

33. For equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement, tell us what consideration was given to disclosing in the notes to the financial statements the following:

* For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;
* Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;
* Indicate whether or not the valuation was performed by an unrelated third party.

Liquidity and Capital Resources, page 51

34. We note that you generate substantially revenues from the "profit sharing model" which requires that you purchase inventory from your sellers. Please revise to quantify the demands on your cash flows created by these purchases and discuss how you have historically sourced these funds.



Changes in Cash Flows:  2005 Compared to 2004, page 52

35. Reference is made to your discussion of the $20.2 million dividend. It does not appear that all amounts represent a portion of the Company`s profit. If the amounts disclosed represent distributions, that is, payments from cash flow, please revise your disclosures as appropriate to characterize the amounts as such or
advise us.   Also, please include disclosure of the amounts
percentage representing a return of capital as appropriate.

Preferred Stock Financings, page 54

36. Please tell us the mechanics by which the Series C Preferred
Stock will be converted. Please provide an analysis as to why the issuance of common shares should not be integrated with the public offering.

Business, page 56

37. Please disclose whether you are able to sell each item in your inventory through the auction process. If not, please explain how you dispose of the inventory. In this regard, we note that the "profit sharing model" requires that you purchase inventory from your suppliers and attempt to resell the inventory.

38. You state that you plan to expand your international sales and operations. Please revise your disclosure to note the locations where you plan to expand.

39. Please quantify the amount spent on company sponsored research and development activities and the amount spent on customer sponsored research activities relating to the development of new products or services. See Item 101(c)(1)(xi) of Regulation S-K.

Our Solution, page 58

40. Please revise to define "professional buyer." In this regard, we note that you have over 386,000 registered professional buyers.

Competition, page 66

41. Please revise your disclosure to estimate your competitive position in the industry.




Our contracts with the United States Department of Defense, page
67

42. Please revise to further explain your statement that the "contracts also require us to export compliance and other regulatory requirements in connection with sales." Explain the nature of the regulations and your procedures for complying with those regulations.
Further, disclose here and in your risk factor section any potential liability associated with sales to prohibited persons.

Board of Directors, page 72

43. Please identify your "independent directors."

Employment Agreements, page 77

44. Please revise to disclose the termination date of your employment agreement with Mr. Rallo.

Relationships and Related Transactions, page 82

45. Please disclose the payment of the special dividend to existing shareholders, or advise us why you do not believe this is appropriate.

Principal Shareholders and Selling Stockholder, page 83

46. Please revise to discuss how the securities were acquired by the selling shareholders.

Sales Eligible for Future Sales, page 89

Lock-Up Agreements, page 90

47. Please revise your disclosure to quantify the number of shares subject to the lock-up agreement.

Consolidated Balance Sheets, page F-3

48. You have presented costs of goods sold excluding amortization. Please clarify the nature of the amortization being excluded and the amounts that relate to cost of goods sold.



Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

49. Given the relationship with your suppliers and the significant distributions made to them under the profit-sharing arrangements, please provide to us a more detailed analysis of the other indicators in EITF 99-19 that were considered in determining you are not an agent on behalf of your suppliers. Clarify how you evaluated your limitations in establishing price, supplier selection, etc.

50. Reference is also made to your disclosure within Cost of Goods Sold where you state that you acquire the majority of your inventory at a fixed percentage of the original acquisition cost.  Based on the
minimal amount recorded in cost of goods sold relative to the amount
recognized as revenue, it appears your arrangement to purchase the inventory at a fixed percentage may mitigate the company`s inventory
risk level.   While inventory risk is generally a strong indicator
of
gross reporting under EITF 99-19, evaluation of this indicator should include arrangements between the company and the supplier that may reduce your risk level and therefore would possibly make this indicator less persuasive. Please tell us the significance of the discount received when purchasing inventory based on this fixed percentage, and how you considered this as a possible mitigating factor in evaluating the persuasiveness of this indicator.

Note 4., Acquisition, page F-14

51. To the extent the acquisition of Aldnet Media Group
constituted a
business combination under paragraph 9 of SFAS 141 and EITF 98-3, advise us why significant portion of the purchase consideration went to goodwill.  We note you acquired a search portal and no amounts
were allocated to potential technology acquired.    Please advise.

Note 9 - Debt

Note Payable - page F-16

52. Please advise us what accounting literature you relied upon in accounting for your warrants and the related redemption liability and where these amounts are disclosed in your financial statements. Further, we also note that you are discounting the liability and amortizing these amounts as additional interest expense over the life of the debenture. Similarly provide accounting literature that supports this treatment.

Leases, page F-17

53. Clarify if rent related to leases which have escalation clauses is recognized on a straight-line basis.

Directors Agreements, page F-18

54. Tell us the amount of the liability associated with the put option and where the liability is disclosed in your financial statements. Advise us where you disclosed your accounting treatment for the put option or revise accordingly to include.

Note 13 - Stockholders` Equity

55. Based on the Statements of Changes in Stockholders` Equity, we note that you repurchased shares of your common stock. Please advise us of the terms surrounding the repurchase and consider expanding your disclosures as appropriate.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2

56. Please revise your disclosure to more specifically identify the exemption relied upon in each transaction and the persons or class of persons that purchased the shares in each of the transaction. The terms "individual" and "certain holders" are not sufficient with respect to certain exemptions.

Item 16.  Exhibits and Financial Statement Schedules, page 5

57. Please file the legal opinion with your next amendment, or provide a draft opinion for us to review.




* * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kelly McCusker, Accountant, at (202) 551-3433 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Michael C. Williams, Esq (via facsimile)
      Hogan & Hartson L.L.P.
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William P. Angrick, III
Liquidity Services, Inc.
December 12, 2005
Page 12